UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of July, 2011

1-15240
(Commission File Number)

JAMES HARDIE INDUSTRIES SE
(Translation of registrant's name into English)

Europa House, Second Floor
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statements

This Form 6-K contains forward-looking statements. James Hardie may from time to time make forward-looking statements in our periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments and share buy-back;
- statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission (which we refer to as "ASIC");
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (which we refer to as "AICF"), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on June 29, 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of our customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to us, or at all; acquisition or sale of businesses and business segments; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Correction to 2011 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries SE

Date: Friday, 15 July 2011

By: Marcin Firek

Marcin Firek
Company Secretary

EXHIBIT INDEX

Exhibit No.	**Description**
Exhibit 99.1	Correction to 2011 Annual Report

Exhibit 99.1

James Hardie

COMPANY STATEMENT

For more information, contact:
Sean O'Sullivan – VP Investor and Media Relations, +61 2 8274 5246 or +61 412 139 711

14 July 2011

Correction to 2011 Annual Report

On 30 June 2011 James Hardie Industries SE (James Hardie) filed its FY2011 Australian annual report with the ASX. That annual report was subsequently mailed to shareholders on 11 July 2011.

James Hardie has become aware of a number of inconsistencies in the tables contained on pages 54 and 55 of the annual report, which it wishes to correct. The inconsistencies do not affect James Hardie's FY2011 results and other disclosures.

The revised pages of the Australian annual report, which include these corrections, are attached.

ENDS

Media/Analyst Enquiries:

Sean O'Sullivan, Vice President – Investor and Media Relations

Telephone: +61 2 8274 5246 Email: media@jameshardie.com.au

Disclaimer

This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about the company's future performance;
- projections of the company's results of operations or financial condition;
- statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants;
- expectations that the company's credit facilities will be extended or renewed;
- expectations concerning dividend payments and share buy-back;
- statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
- expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions.

REMUNERATION REPORT

(CONTINUED)

5.2 Equity Holdings for the Years Ended 31 March 2011 and 2010

(a) Options

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2010	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2011	Weighted Average Fair Value per right[4]
Senior Executives												
Louis Gries	3-Dec-02[6]	$ 6.4490	325,000	325,000	$ 210,633	325,000	–	–	–	–	325,000	$ 0.6481
	5-Dec-03[5]	$ 7.0500	325,000	325,000	$ 338,975	325,000	–	–	–	–	325,000	$ 1.0430
	22-Nov-05[6]	$ 8.5300	1,000,000	1,000,000	$ 2,152,500	–	–	–	1,000,000	–	–	$ 2.1525
	21-Nov-06[7]	$ 8.4000	415,000	415,000	$ 888,100	415,000	–	–	–	–	415,000	$ 2.1400
	21-Nov-06[7]	$ 8.4000	381,000	381,000	$ 1,131,570	228,600	–	–	–	–	381,000	$ 2.9700
	29-Aug-07[7]	$ 7.8300	445,000	445,000	$ 965,650	445,000	–	–	–	–	445,000	$ 2.1700
	29-Aug-07[7]	$ 7.8300	437,000	437,000	$ 1,302,260	244,720	–	–	–	–	437,000	$ 2.9800
Russell Chenu	22-Feb-05[5]	$ 6.3000	93,000	93,000	$ 107,973	93,000	–	–	–	–	93,000	$ 1.1610
	22-Nov-05[6]	$ 8.5300	90,000	90,000	$ 193,725	–	–	–	90,000	–	–	$ 2.1525
	21-Nov-06[7]	$ 8.4000	65,000	65,000	$ 139,100	65,000	–	–	–	–	65,000	$ 2.1400
	21-Nov-06[7]	$ 8.4000	60,000	60,000	$ 178,200	36,000	–	–	–	–	60,000	$ 2.9700
	29-Aug-07[7]	$ 7.8300	68,000	68,000	$ 147,560	68,000	–	–	–	–	68,000	$ 2.1700
	29-Aug-07[7]	$ 7.8300	66,000	66,000	$ 196,680	36,960	–	–	–	–	66,000	$ 2.9800
Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–
Mark Fisher	17-Dec-01	$ 5.0586	68,283	68,283	$ 28,904	68,283	68,283	1.7114	–	–	–	$ 0.4233
	3-Dec-02	$ 6.4490	74,000	74,000	$ 47,959	74,000	–	–	–	–	74,000	$ 0.6481
	5-Dec-03	$ 7.0500	132,000	132,000	$ 137,676	132,000	–	–	–	–	132,000	$ 1.0430
	14-Dec-04	$ 5.9900	180,000	180,000	$ 183,276	180,000	–	–	–	–	180,000	$ 1.0182
	1-Dec-05	$ 8.9000	190,000	190,000	$ 386,137	190,000	–	–	–	–	190,000	$ 2.0323
	21-Nov-06	$ 8.4000	158,500	158,500	$ 291,069	158,500	–	–	–	–	158,500	$ 1.8364
	10-Dec-07	$ 6.3800	277,778	277,778	$ 275,084	277,778	–	–	–	–	277,778	$ 0.9903
Nigel Rigby	17-Dec-01	$ 5.0586	20,003	20,003	$ 8,467	20,003	–	–	–	–	20,003	$ 0.4233
	3-Dec-02	$ 6.4490	27,000	27,000	$ 17,499	27,000	–	–	–	–	27,000	$ 0.6481
	5-Dec-03	$ 7.0500	33,000	33,000	$ 34,419	33,000	–	–	–	–	33,000	$ 1.0430
	14-Dec-04	$ 5.9900	180,000	180,000	$ 183,276	180,000	–	–	–	–	180,000	$ 1.0182
	1-Dec-05	$ 8.9000	190,000	190,000	$ 386,137	190,000	–	–	–	–	190,000	$ 2.0323
	21-Nov-06	$ 8.4000	158,500	158,500	$ 291,069	158,500	–	–	–	–	158,500	$ 1.8364
	10-Dec-07	$ 6.3800	277,778	277,778	$ 275,084	277,778	–	–	–	–	277,778	$ 0.9903

(b) RSUs

Name	Grant Date	Holding at 1 April 2010	Granted	Total Value at Grant[1] (US$)	Vested	Lapsed	Holding at 31 March 2011	Weighted Average Fair Value per unit[4]
Senior Executives								
Louis Gries	15-Sep-08[8]	201,324	201,324	$ 746,107	201,324	–	–	$ 3.7060
	15-Sep-08[9]	558,708	558,708	$ 1,592,318	–	–	558,708	$ 2.8500
	29-May-09	487,446	487,446	$ 1,640,256	–	–	487,446	$ 3.3650
	15-Sep-09[9]	234,900	234,900	$ 1,176,849	–	–	234,900	$ 5.0100
	11-Dec-09[9]	81,746	81,746	$ 564,865	–	–	81,746	$ 6.9100
	07-Jun-10[11]	–	360,267	$ 2,142,760	–	–	360,267	$ 5.9477
	15-Sep-10[9]	–	577,255	$ 2,595,627	–	–	577,255	$ 4.4965
Russell Chenu	15-Sep-08[9]	108,637	108,637	$ 309,615	–	–	108,637	$ 2.8500
	29-May-09	94,781	94,781	$ 318,938	–	–	94,781	$ 3.3650
	15-Sep-09[9]	45,675	45,675	$ 228,832	–	–	45,675	$ 5.0100
	11-Dec-09[9]	15,895	15,895	$ 109,834	–	–	15,895	$ 6.9100
	07-Jun-10[11]	–	70,052	$ 416,648	–	–	70,052	$ 5.9477
	15-Sep-10[9]	–	72,157	$ 324,454	–	–	72,157	$ 4.4965
Robert Cox	15-Sep-08[9]	155,196	155,196	$ 442,309	–	62,504	92,692	$ 2.8500
	29-May-09	135,402	135,402	$ 455,628	–	61,580	73,822	$ 3.3650
	15-Sep-09[9]	65,250	65,250	$ 326,903	–	65,250	–	$ 5.0100
	11-Dec-09[9]	22,707	22,707	$ 156,905	–	22,707	–	$ 6.9100
	07-Jun-10[11]	–	100,074	$ 595,210	–	96,788	3,286	$ 5.9477
Mark Fisher	17-Jun-08[10]	36,066	36,066	$ 144,625	36,066	–	–	$ 4.0100
	17-Dec-08[9]	116,948	116,948	$ 268,980	–	–	116,948	$ 2.3000
	29-May-09	77,548	77,548	$ 260,949	–	–	77,548	$ 3.3650
	15-Sep-09[9]	39,150	39,150	$ 196,142	–	–	39,150	$ 5.0100
	11-Dec-09[9]	13,624	13,624	$ 94,142	–	–	13,624	$ 6.9100
	07-Jun-10[11]	–	60,044	$ 357,124	–	–	60,044	$ 5.9477
	15-Sep-10[9]	–	67,003	$ 301,279	–	–	67,003	$ 4.4965
Nigel Rigby	17-Jun-08[10]	36,066	36,066	$ 144,625	36,066	–	–	$ 4.0100
	17-Dec-08[9]	116,948	116,948	$ 268,980	–	–	116,948	$ 2.3000
	29-May-09	77,548	77,548	$ 260,949	–	–	77,548	$ 3.3650
	15-Sep-09[9]	39,150	39,150	$ 196,142	–	–	39,150	$ 5.0100
	11-Dec-09[9]	13,624	13,624	$ 94,142	–	–	13,624	$ 6.9100
	07-Jun-10[11]	–	60,044	$ 357,124	–	–	60,044	$ 5.9477
	15-Sep-10[9]	–	72,157	$ 324,454	–	–	72,157	$ 4.4965

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5] Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 58 for summary of key terms of options granted.

[6] Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 60 for summary of key terms of options granted.

[7] Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, pages 59-60 for summary of key terms of options granted.

[8] Deferred Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 61 for key terms of Deferred Bonus RSUs.

[9] Relative TSR RSUs granted under LTIP. See section 7, page 59 for key terms of Relative TSR RSUs.

[10] Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan.

[11] Hybrid RSUs (formerly Executive Incentive Plan RSUs) granted under LTIP. See Section 7, Page 60 for key terms of Hybrid RSUs.